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FOR IMMEDIATE RELEASE      Contact - Guy T. Marcus
January 11, 1995           Vice President-Inv. Rel.
                           (214) 978-2691

        HALLIBURTON SELLS INDUSTRIAL SERVICES BUSINESS UNIT

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) today announced that its Brown & Root Industrial Services, Inc.
subsidiary has completed the sale of the assets of its Halliburton Industrial Services Division to HydroChem Industrial
Services, Inc.

     The Halliburton Industrial Services business unit provides chemical cleaning, hydrojetting and vacuum removal services to industrial customers throughout the United States. In 1993 the business had revenues of about $45 million. The sale will have no material impact on Halliburton's earnings for the 1995 first quarter. Such action is consistent with Halliburton Company's other recent actions to sell businesses that are peripheral to its core activities.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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